                              UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                                SCHEDULE 13G
                              (RULE 13d-102)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
                             PURSUANT TO 13d-2
                           (AMENDMENT NO. ___)(1)

                      GENOME THERAPEUTICS CORPORATION
                      -------------------------------
                               (Name of Issuer)

                                 COMMON STOCK
                         ------------------------------
                         (Title of Class of Securities)

                                  372430 10 8
                                 --------------
                                 (CUSIP Number)

                                 March 24, 1999
            -------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

         /   /  Rule 13d-1(b)

         / X /  Rule 13d-1(c)

         /   /  Rule 13d-1(d)



---------------

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

    The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).


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CUSIP No. 372430 10 8                13G                     PAGE 2 OF 7 PAGES

-------------------------------------------------------------------------------
 (1) Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     BIOTECHNOLOGY VALUE FUND, L.P.
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member   (a)  / X /
     of a Group (See Instructions)           (b)  /   /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Citizenship or Place of Organization
     DELAWARE
-------------------------------------------------------------------------------
 Number of Shares             (5) Sole Voting Power
 Beneficially                       0
 Owned by                    --------------------------------------------------
 Each Reporting               (6) Shared Voting Power
 Person With:                       824,763
                             --------------------------------------------------
                              (7) Sole Dispositive Power
                                    0
                             --------------------------------------------------
                              (8) Shared Dispositive Power
                                    824,763
-------------------------------------------------------------------------------
 (9) Aggregate Amount Beneficially Owned by Each Reporting Person
     824,763
-------------------------------------------------------------------------------
(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
     Instructions)        / /
-------------------------------------------------------------------------------
(11) Percent of Class Represented by Amount in Row (9)
     4.5%
-------------------------------------------------------------------------------
(12) Type of Reporting Person (See Instructions)
     PN
-------------------------------------------------------------------------------

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CUSIP No. 372430 10 8                13G                     PAGE 3 OF 7 PAGES

-------------------------------------------------------------------------------
 (1) Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     BVF PARTNERS L.P.
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member   (a)  / X /
     of a Group (See Instructions)           (b)  /   /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Citizenship or Place of Organization
     DELAWARE
-------------------------------------------------------------------------------
 Number of Shares             (5) Sole Voting Power
 Beneficially                       0
 Owned by                    --------------------------------------------------
 Each Reporting               (6) Shared Voting Power
 Person With:                       1,552,089
                             --------------------------------------------------
                              (7) Sole Dispositive Power
                                    0
                             --------------------------------------------------
                              (8) Shared Dispositive Power
                                    1,552,089
-------------------------------------------------------------------------------
 (9) Aggregate Amount Beneficially Owned by Each Reporting Person
     1,552,089
-------------------------------------------------------------------------------
(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
     Instructions)        / /
-------------------------------------------------------------------------------
(11) Percent of Class Represented by Amount in Row (9)
     8.5%
-------------------------------------------------------------------------------
(12) Type of Reporting Person (See Instructions)
     PN
-------------------------------------------------------------------------------

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CUSIP No. 372430 10 8                13G                     PAGE 4 OF 7 PAGES

-------------------------------------------------------------------------------
 (1) Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     BVF INC.
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member   (a)  / X /
     of a Group (See Instructions)           (b)  /   /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Citizenship or Place of Organization
     DELAWARE
-------------------------------------------------------------------------------
 Number of Shares             (5) Sole Voting Power
 Beneficially                       0
 Owned by                    --------------------------------------------------
 Each Reporting               (6) Shared Voting Power
 Person With:                       1,769,285
                             --------------------------------------------------
                              (7) Sole Dispositive Power
                                    0
                             --------------------------------------------------
                              (8) Shared Dispositive Power
                                    1,769,285
-------------------------------------------------------------------------------
 (9) Aggregate Amount Beneficially Owned by Each Reporting Person
     1,769,285
-------------------------------------------------------------------------------
(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
     Instructions)        / /
-------------------------------------------------------------------------------
(11) Percent of Class Represented by Amount in Row (9)
     9.6%
-------------------------------------------------------------------------------
(12) Type of Reporting Person (See Instructions)
     IA, CO
-------------------------------------------------------------------------------

CUSIP No. 372430 10 8                13G                     PAGE 5 OF 7 PAGES

-------------------------------------------------------------------------------
ITEM 1.

    (a)   Name of Issuer

          Genome Therapeutics Corp.
          ---------------------------------------------------------------------
    (b)   Address of Issuer's Principal Executive Offices

          100 Beaver Street
          Waltham, MA 02154
          ---------------------------------------------------------------------


ITEM 2.

    (a)   Name of Person Filing

          This schedule is being filed on behalf of the following persons*:

          (i)   Biotechnology Value Fund, L.P. ("BVF")
          (ii)  BVF Partners, L.P. ("Partners")
          (iii) BVF Inc. ("BVF Inc.")

          * Attached as Exhibit A is a copy of an agreement between the Persons filing (as specified hereinabove) that this Schedule 13G is being filed on behalf of each of them.

    (b)   Address of Principal Business Office or, if none, Residence

          The principal business office of the persons comprising the group filing this Schedule 13G is located at 227 West Monroe Street, Suite 4800, Chicago, Illinois 60606.

    (c)   Citizenship

          BVF:                    a Delaware limited partnership
          Partners:               a Delaware limited partnership
          BVF Inc.                a Delaware corporation

    (d)   Title of Class of Securities

          The class of securities beneficially owned by the persons filing this statement is common stock.

    (e)   CUSIP Number

          372430 10 8

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SECTIONS 240.13d-1(c), CHECK THIS BOX /x/

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CUSIP No. 372430 10 8                13G                     PAGE 6 OF 7 PAGES
-------------------------------------------------------------------------------

ITEM 4.  OWNERSHIP

     The information in items 1 and 5 through 11 on the cover pages (pp. 2-4) on Schedule 13G is hereby incorporated by reference.

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

    If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. / /


ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

     BVF shares voting and dispositive power over the shares of the Stock it beneficially owns with Partners. Partners and BVF Inc. share voting and dispositive power over the shares of the Stock they beneficially own with, in addition to BVF, certain managed accounts on whose behalf Partners, as investment manager, purchased such shares. BVF Inc. also shares voting and dispositive power over the shares of the Stock they beneficially own with, in addition to BVF and Partners, certain other managed accounts on whose behalf BVF, Inc., as investment manager, purchased such shares. None of the managed accounts individually own more than 5% of the Stock of the Issuer.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

     Not applicable.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

     Not applicable.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP

     Not applicable.

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CUSIP No. 372430 10 8                13G                     PAGE 7 OF 7 PAGES
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ITEM 10. CERTIFICATION

               By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                  SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 24, 1999

                            BIOTECHNOLOGY VALUE FUND, L.P.

                            By: BVF Partners L.P., its general partner

                                By: BVF Inc., its general partner

                                    By: /s/ MARK N. LAMPERT
                                        -----------------------------
                                        Mark N. Lampert
                                        President


                            BVF PARTNERS L.P.

                            By: BVF Inc., its general partner

                                By: /s/ MARK N. LAMPERT
                                    -----------------------------
                                    Mark N. Lampert
                                    President


                            BVF INC.

                            By: /s/ MARK N. LAMPERT
                                -----------------------------
                                Mark N. Lampert
                                President

                                  EXHIBIT A

                      AGREEMENT REGARDING JOINT FILING


     The undersigned, Biotechnology Value Fund, L.P., a Delaware limited partnership, and BVF Partners L.P., a Delaware limited partnership, and BVF Inc., a Delaware corporation, hereby agree and acknowledge that the information required by Schedule 13G, to which this Agreement is attached as an exhibit, is filed on behalf of each of them. The undersigned further agree that any amendments or supplements thereto shall also be filed on behalf of each of them.


Dated: March 24, 1999

                            BIOTECHNOLOGY VALUE FUND, L.P.

                            By: BVF Partners L.P., its general partner

                                By: BVF Inc., its general partner

                                    By: /s/ MARK N. LAMPERT
                                        -----------------------------
                                        Mark N. Lampert
                                        President


                            BVF PARTNERS L.P.

                            By: BVF Inc., its general partner

                                By: /s/ MARK N. LAMPERT
                                    -----------------------------
                                    Mark N. Lampert
                                    President


                            BVF INC.

                            By: /s/ MARK N. LAMPERT
                                -----------------------------
                                Mark N. Lampert
                                President